UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tax Free Fund for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87675M102
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,479,364.25
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,479,364.25

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,479,364.25
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are based upon 11,123,495 shares of common stock outstanding, which represents the shares of common stock outstanding as of March 10, 2022, according to the issuer’s proxy statement filed with the Securities and Exchange Commission (“SEC”) on April 8, 2022.

(Page 2 of 8 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,978
	8	SHARED VOTING POWER 1,479,364.25
	9	SOLE DISPOSITIVE POWER 17,978
	10	SHARED DISPOSITIVE POWER 1,479,364.25

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,497,342.25
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[1]
14	TYPE OF REPORTING PERSON IN

1	The percentages used herein are based upon 11,123,495 shares of Common Stock outstanding as of March 10, 2022, as disclosed in the issuer’s proxy statement.

(Page 3 of 8 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 4 of 8 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 5 of 8 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 6 of 8 Pages)

CUSIP No. 87675M102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on April 4, 2022, as amended by the Amendment No. 1 filed on April 18, 2022 (collectively, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On February 28, 2022, certain funds affiliated with the Issuer (collectively, the “Plaintiffs”) filed a complaint in the United States District Court for the District of Puerto Rico (the “Complaint”) against the Reporting Persons and certain other defendants (collectively, the “Defendants”). The Complaint alleged that Ocean Capital’s proxy campaigns against the Plaintiffs and the Defendants’ conduct in connection with these campaigns violated Sections 13(d), 14(a), and 20(a) of the Exchange Act based on Defendants’ purported failure to disclose the members of a stockholder group acting with Ocean Capital in connection with its proxy campaigns, and other allegedly false or misleading statements in the Defendants’ disclosures. The relief the Plaintiffs seek includes: (i) a declaration that the Defendants violated these sections of the Exchange Act; (ii) an order requiring Defendants to issue disclosures to publicly correct their purported misstatements or omissions relating to the Plaintiffs; and (iii) a permanent injunction prohibiting the Defendants from soliciting proxies regarding the Plaintiffs until Defendants have issued corrective disclosures.

On April 25, 2022, the Reporting Persons and certain other Defendants filed a motion to dismiss the Complaint with prejudice on the basis that the Plaintiffs have failed to state a claim against the Reporting Persons and such other Defendants. Specifically, the motion argued that (i) the Plaintiffs have not alleged a duty to disclose the purported stockholder group because they have not plausibly alleged that the purported stockholder group acted with Ocean Capital in connection with its proxy campaigns in any way, and (ii) no statement in the Defendants’ proxy filings is materially false or misleading. The Reporting Persons and certain other Defendants also moved to dismiss on the basis that the Plaintiffs’ claims are moot. The Reporting Persons believe the Complaint is meritless and plan to defend vigorously against the Plaintiffs’ allegations.

(Page 7 of 8 Pages)

CUSIP No. 87675M102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 28, 2022

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

Ethan A. Danial

/s/ Ethan A. Danial

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

(Page 8 of 8 Pages)